EXHIBIT 3(a)

Section 2.1 of By-Laws amended as follows as of December 6, 2006:

SECTION 2.1. Annual Meeting. The annual meeting of the shareholders shall be held on the fourth Friday of the month of February in each year, if not a legal holiday, or, if a legal holiday, then on the next succeeding business day, or such other day that the Board of Directors may designate, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day herein designated, or such other day designated by the Board of Directors, for the annual meeting, or at any adjournment thereof, the Board of Directors shall cause such election to be held at a special meeting of the shareholders as soon thereafter as convenient.